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                                                                    Exhibit 12.1

                                  ChipPAC, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands)

                                                                                                     Nine Months
                                                                                                        Ended
                                                         Years Ended December 31,                    September 30,
                                        ------------------------------------------------------------ -------------
                                           1996        1997         1998        1999        2000         2001
                                        ---------- ------------ ----------- ----------- ------------ -------------
Pre-tax income (loss) from
    continuing operations                  $(2,742)    $(55,789)     $52,867    $(3,997)     $18,060      $(37,916)

Fixed Charges:
    Capitalized interest (A)                   510        1,122          ---        ---          ---           ---
    Interest expense                         5,780       10,972       13,340     21,241       39,432        27,733

Rentals:
    Rental expenses (B)                      1,667        1,433        2,532      1,633        1,733         2,981
Total fixed charges                         $7,957      $13,527      $15,872    $22,874      $41,165       $30,714

Pre-tax income (loss) from
    continuing charges,                     $5,215     $(42,262)     $68,739    $18,877      $59,225       $(7,202)
    dividend accretion

Ratio of earnings to fixed charges             (C)          (C)         4.3x     (C)(D)         1.4x           (C)


(A) Capitalized interest relates to the costs of plant and building improvements in China and building improvements in Korea.

(B) Amounts represented three-fourth operating lease rental expense as a reasonable approximation of the interest portion thereof.

(C) Due to ChipPAC's losses in the twelve months ended December 31, 1996, 1997, 1999 and the nine months ended September 30, 2001, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, ChipPAC had to generate additional earnings of $2,742, $55,789, $3,997 and $37,916 respectively.

(D) Included in earnings for the year ended December 31, 1999 was a non-recurring loss of $11,842 before income taxes relating to the change of control expenses. If these expenses had not occurred, the ratio of earnings to fixed charges would have been 1.3x.